Exhibit 12

PSS WORLD MEDICAL, INC. AND SUBSIDIARIES

COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

FOR THE FISCAL YEARS ENDED APRIL 2, 2004, MARCH 28, 2003, MARCH 29, 2002,

MARCH 30, 2001, AND MARCH 31, 2000

(Dollars in Thousands)

	Fiscal Year Ended
	2004		2003		2002		2001		2000
Fixed charges:
Interest expense	$5,560		$12,554		$8,201		$11,374		$9,278
Capitalized interest	27		—		1,801		1,612		1,377
Interest component of rental expense	8,962		12,985		12,440		12,768		11,796

Fixed charges	$14,549		$25,539		$22,442		$25,754		$22,451

Earnings:
Income (loss) before income taxes and cumulative effect of accounting change	$46,300		$14,129		$17,934		$(37,593)		$17,582
Add: Fixed charges	14,549		25,539		22,442		25,754		22,451
Less: Capitalized interest	27		—		1,801		1,612		1,377

Total earnings (loss)	$60,822		$39,668		$38,575		$(13,451)		$38,656

Ratio of earnings (loss) to fixed charges:
Total earnings (loss)	$60,822		$39,668		$38,575		$(13,451)		$38,656
Fixed charges	$14,549		$25,539		$22,442		$25,754		$22,451
Ratio	4.2	(a)	1.6	(a)	1.7	(a)	(0.5	)(a)	1.7	(a)

(a)	The consolidated ratios of earnings to fixed charges shown above is calculated in accordance with Section 229.503 (d) of Regulation S-K.